                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                                 Commission File Number
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                           NOTIFICATION OF LATE FILING

(Check One):      [ ] Form 10-K       [ ] Form 11-K       [ ] Form 20-F
                  [x] Form 10-Q       [ ] Form N-SAR

For Period Ended: MAY 31, 2000

             [ ] Transition Report on Form 10-K
             [ ] Transition report on Form 20-F
             [ ] Transition Report on Form 11-K
             [ ] Transition Report on Form 10-Q
             [ ] Transition Report on Form N-SAR

For the Transition Period Ended:
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READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE. NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I--REGISTRANT INFORMATION
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Full Name of Registrant        Staff Builders, Inc.
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Former Name if Applicable

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(Address of Principal Executive Office (Street and Number)

1983 Marcus Avenue, Lake Success, NY  11042
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(City, State and Zip Code)

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PART II--RULES 12B-25(b) AND (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         X (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         X (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

              (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III--NARRATIVE
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State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attached extra sheets if needed.)

The Registrant is unable to timely file its quarterly report on Form 10Q for the three months ended May 31, 2000 without unreasonable effort or expense as a result of a spin-off of a subsidiary (Tender Loving Care Health Services, Inc.). Accordingly, the additional time is requested to compile all information necessary to accurately complete this Form 10Q within the time period permitted by Rule 12b-25 of the Securities and Exchange Act of 1934.

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PART IV - OTHER INFORMATION
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         (1) Name and telephone number of person to contact in regard to this notification

                  Alan Levy         516               750-1666
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                   (Name)       (Area Code)      (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                  X Yes   [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 X  Yes   [ ] No

         If so, attach an explanation of the anticipated change, both naratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

A significant change in results of operations for Staff Builders, Inc. will be reported as compared to the corresponding period for the last fiscal year due to the spin-off of Staff Builders, Inc.'s home health care business. The supplemental staffing business will remain with Staff Builders, Inc. Accordingly, the results of operations for the home health care business will be reported in a separate filing on Form 10Q for "Tender Loving Care Health Care Services, Inc." ("TLCS"). TLC filed a Registration Statement on Form 10, which registered the shares of TLC to be issued in the spin-off. As a result of this spin-off, the Registrant will reflect a change in the reporting entity and restate the comparable prior period (s) to exclude the home health care business for the current and comparable periods ended May 31, 2000 and May 31, 1999.

                              Staff Builders, Inc.
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date    July 17, 2000                            By  Alan Levy
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